UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HOST HOTELS & RESORTS, L.P.

(Name of Subject Company (Issuer))

HOST HOTELS & RESORTS, L.P. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

2.50% Exchangeable Senior Debentures Due 2029

(Title of Class of Securities)

44107TAG1

(CUSIP Numbers of Class of Securities)

with copy to:

Elizabeth A. Abdoo, Esq. Executive Vice President and General Counsel Host Hotels & Resorts, L.P. 6903 Rockledge Drive, Suite 1500 Bethesda, Maryland 20817 (240) 744-1000	Scott C. Herlihy, Esq. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, DC 20005 Phone: (202) 637-2200 Fax: (202) 637-2201
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$391,305,000	$45,469.65

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Exchangeable Senior Debentures Due 2029, as described herein, is $1,000 per $1,000 principal amount outstanding. As of September 11, 2015, there was $391,305,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $391,305,000.

**	Previously paid.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,469.65	Filing Party: Host Hotels & Resorts, L.P.
Form or Registration No.: Schedule TO-I (File No. 005-55045)	Date Filed: September 14, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third- Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Host Hotels & Resorts, L.P., a Delaware limited partnership (the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 14, 2015 (the “Schedule TO”), with respect to the right of each holder (the “Holder”) of the Company’s 2.50% Exchangeable Senior Debentures due 2029 (the “Debentures”) to sell, and the obligation of the Company to purchase, the Debentures, as set forth in the Issuer Repurchase Notice to Holders of 2.50% Exchangeable Senior Debentures due 2029, dated September 14, 2015 (as amended or supplemented from time to time, the “Issuer Repurchase Notice”). A copy of the Issuer Repurchase Notice was previously filed as Exhibit (a)(1)(A) to Schedule TO and disseminated to the Holders.

This Amendment is being filed to correct an error on the cover page and pages 1 and 5 of the Issuer Repurchase Notice regarding the amount of interest that will be paid by the Company on October 15, 2015 per $1,000 principal amount of Debentures, which is the amount of accrued and unpaid interest on the Debentures from July 15, 2015 to October 14, 2015, to Holders of record on September 30, 2015, the record date.

The Issuer Repurchase Notice and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Issuer Repurchase Notice, are hereby amended and supplemented by the Supplement to the Issuer Repurchase Notice, dated September 16, 2015, attached hereto as Exhibit (a)(2). All references herein to page numbers in the Issuer Repurchase Notice refer to page numbers in the Issuer Repurchase Notice as it was filed with the SEC via EDGAR with the Schedule TO on September 14, 2015.

Item 12. Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 2.50% Exchangeable Senior Debentures due 2029, dated September 14, 2015.

(a)(1)(B)*	Form W-9.

(a)(2)**	Supplement to the Issuer Repurchase Notice to Holders of 2.50% Exchangeable Senior Debentures due 2029, dated September 16, 2015.

(a)(5)*	Press Release Regarding Put Option, dated September 14, 2015.

(b)

Third Amended and Restated Credit Agreement, dated as of September 10, 2015, among the Company, certain

Canadian subsidiaries of the Company, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank,

N.A., as syndication agent, and certain other agents and lenders (incorporated by reference to Exhibit 10.1 to Host

Hotels & Resorts, Inc. and Host Hotels and Resorts, L.P.’s Current Report on Form 8-K filed on September 14,

2015).

(d)(1)

Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to

Exhibit 4.1 to Host Marriott Corporation Current Report on Form 8-K filed on August 6, 1998).

(d)(2)

Thirty-second Supplemental Indenture, dated December 22, 2009, by and among the Company, Host Hotels &

Resorts, Inc., the Subsidiary Guarantors named therein and The Bank of New York Mellon (formerly, The Bank of

New York, as successor to HSBC Bank USA (formerly, Marine Midland Bank)), as trustee, to the Amended and

Restated Indenture dated August 5, 1998, including the form of Debenture (incorporated by reference to

Exhibit 4.1 to Host Hotels & Resorts, Inc.’s Current Report on Form 8-K filed on December 23, 2009).

(d)(3)

Registration Rights Agreement, dated December 22, 2009, among the Company, Host Hotels & Resorts, Inc. and

Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities

Inc., in their capacity as representatives of the Initial Purchasers named therein, related to the 2.50% Exchangeable

Senior Debentures due 2029 (incorporated by reference to Exhibit 10.1 to Host Hotels & Resorts, Inc.’s Current

Report on Form 8-K filed on December 23, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2015	HOST HOTELS & RESORTS, L.P.

	By:	HOST HOTELS & RESORTS, INC. its General Partner

	By:	/s/ Brian G. Macnamara
Brian G. Macnamara
Senior Vice President and Corporate Controller

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 2.50% Exchangeable Senior Debentures due 2029, dated September 14, 2015.

(a)(1)(B)*	Form W-9.

(a)(2)**	Supplement to the Issuer Repurchase Notice to Holders of 2.50% Exchangeable Senior Debentures due 2029, dated September 16, 2015.

(a)(5)*	Press Release Regarding Put Option, dated September 14, 2015.

(b)

Third Amended and Restated Credit Agreement, dated as of September 10, 2015, among the Company, certain

Canadian subsidiaries of the Company, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank,

N.A., as syndication agent, and certain other agents and lenders (incorporated by reference to Exhibit 10.1 to Host

Hotels & Resorts, Inc. and Host Hotels and Resorts, L.P.’s Current Report on Form 8-K filed on September 14,

2015).

(d)(1)

Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to

Exhibit 4.1 to Host Marriott Corporation Current Report on Form 8-K filed on August 6, 1998).

(d)(2)

Thirty-second Supplemental Indenture, dated December 22, 2009, by and among the Company, Host Hotels &

Resorts, Inc., the Subsidiary Guarantors named therein and The Bank of New York Mellon (formerly, The Bank of

New York, as successor to HSBC Bank USA (formerly, Marine Midland Bank)), as trustee, to the Amended and

Restated Indenture dated August 5, 1998, including the form of Debenture (incorporated by reference to

Exhibit 4.1 to Host Hotels & Resorts, Inc.’s Current Report on Form 8-K filed on December 23, 2009).

(d)(3)

Registration Rights Agreement, dated December 22, 2009, among the Company, Host Hotels & Resorts, Inc. and

Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities

Inc., in their capacity as representatives of the Initial Purchasers named therein, related to the 2.50% Exchangeable

Senior Debentures due 2029 (incorporated by reference to Exhibit 10.1 to Host Hotels & Resorts, Inc.’s Current

Report on Form 8-K filed on December 23, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	Filed herewith.